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                             October 24, 2023

       Francis Knuettel II
       Chief Executive Officer
       Chromocell Therapeutics Corporation
       4400 Route 9 South, Suite 1000
       Freehold, NJ 07728

                                                        Re: Chromocell
Therapeutics Corporation
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed October 16,
2023
                                                            File No. 333-269188

       Dear Francis Knuettel II:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Cover Page

   1. We note you have removed the disclosure regarding the Representative's Warrants from the cover page. Please
revise to include this disclosure on your cover page.
       Risk Factors
       Risks Related to Our Business Operations
       We have not received signatures for the amendment to the senior secured convertible note in the
       April Bridge Financing..., page 28

   2. We note your risk factor on page 28 stating that you have not received signatures for the amendment to the senior
secured convertible note in the April Bridge Financing or the lock-up agreement from
Mr. Kopfli, the director and authorized signatory of Chromocell
                                                        Holdings and that you
may not receive such signatures before closing. Please revise your
 Francis Knuettel II
FirstName
ChromocellLastNameFrancis   Knuettel II
            Therapeutics Corporation
Comapany
October 24,NameChromocell
            2023            Therapeutics Corporation
October
Page 2 24, 2023 Page 2
FirstName LastName
         risk factor disclosure to describe the specific ramifications of not receiving the signatures.
         We note the amendment to the April Bridge Financing extended the October 17, 2023 maturity date to November 1, 2023.
Principal Stockholders, page 87

3. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the 5% or more holders in the table on page 87.
Shares Eligible for Future Sale
Lock-Up Agreement, page 93

4. We note your risk factor on page 28 stating that you have not received signatures for the lock-up agreement from Mr. Kopfli, the director and authorized signatory of Chromocell
         Holdings and that you may not receive such signatures before closing. Please also include such disclosure on page 93 or otherwise advise.
General

5. Please revise your disclosure to clarify whether you have issued any Series C Preferred
         Stock and clarify if you will have any Series C Preferred Stock issued and outstanding following your offering. We note your disclosure appears inconsistent throughout your registration statement. For example only, we note your disclosure in your prospectus summary stating you "will issue to Chromocell Holdings 2,600 shares of Series C
         Convertible Redeemable Preferred Stock" and you Principal Stockholders table on page
         89 does not appear to indicate 2,600 shares of Series C Convertible Redeemable Preferred
         Stock owned after the offering.
6. We note that Dominion Capital LLC, will own 100% of your Series B Preferred Stock and
         your risk factor disclosure on page 35 that    the Series B Preferred
Stock, if issued, will
         contain various prohibitions that may restrict [y]our ability to undertake certain corporate
         actions.    Please disclose on your prospectus cover page and in your
prospectus summary
         the percent of the Series B Preferred Stock held by Dominion Capital LLC. In addition, please revise your disclosure to highlight the disparate voting rights of your Preferred
         Stock in your prospectus summary section and on the prospectus cover page.
       Please contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.
 Francis Knuettel II
Chromocell Therapeutics Corporation
October 24, 2023
Page 3
                                                   Sincerely,
FirstName LastNameFrancis Knuettel II
                                                   Division of Corporation
Finance
Comapany NameChromocell Therapeutics Corporation
                                                   Office of Life Sciences
October 24, 2023 Page 3
cc:       David Danovitch, Esq.
FirstName LastName